UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

      943315101
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           January 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943315101	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,694,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,694,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 943315101	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,694,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,694,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 943315101	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,694,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,694,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 943315101	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,694,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,694,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 943315101	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,694,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,694,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 943315101	SCHEDULE 13D	Page 7 of 14

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of January 23, 2014.

ITEM 1.       Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Stock”) of Wausau Paper Corp., a Wisconsin corporation (the “Issuer”).  The Issuer’s principal executive office is located at 100 Paper Place, Mosinee, WI 54455-9099.

ITEM 2.       Identity and Background.

(a)           This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”);  (iii) Mr. Rishi Bajaj, a United States citizen (“Mr. Bajaj”); (iv) Toby E. Symonds, a United States citizen (“Mr. Symonds”); and (v) Mr. Steven V. Tesoriere, a United States citizen (“Mr. Tesoriere”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A.  Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”). Investment Manager serves as investment manager to ACMF.  Each of Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere may be deemed to have voting and dispositive power over the Common Stock held for the account of ACMF.

(b)           The address of the principal business office of each Reporting Person is 152 West 57th Street, 10th Floor, New York, NY 10019.

(c)           The principal business of Investment Manager is serving as the investment manager of certain investment funds, including ACMF.  The principal business of IMGP is serving as the general partner of Investment Manager.  The principal business of Mr. Bajaj is serving as chief investment officer and managing principal of Investment Manager and member of IMGP.  The principal business of Mr. Symonds is serving as president and managing principal of Investment Manager and member of IMGP.  The principal business of Mr. Tesoriere is serving as a managing principal of Investment Manager and member of IMGP.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 943315101	SCHEDULE 13D	Page 8 of 14

(f)           Mr. Bajaj is a citizen of the United States of America.  Mr. Symonds is a citizen of the United States of America.  Mr. Tesoriere is a citizen of the United States of America.

ITEM 3.        Source and Amount of Funds or Other Consideration.

The Reporting Persons used approximately $33,053,910 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of ACMF.

The source of the funds used to acquire the Common Stock reported herein is the working capital available to ACMF and margin borrowings described in the following sentence. Such shares of Common Stock are held by ACMF in margin accounts, which may extend margin credit to ACMF from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

ITEM 4.       Purpose of Transaction.

The Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

Depending upon market conditions and other factors that it may deem material, the Reporting Persons may purchase additional securities of the Issuer, including shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons have engaged and may in the future engage in discussions with and/or meet with management, the Board of Directors of the Issuer (the “Board”), potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons have reviewed the materials filed by Starboard Value LP (“Starboard”), including Starboard’s recent announcement of its intention to nominate three individuals for election to the Board at the Issuer’s 2014 Annual Meeting of Shareholders, as well as the Issuer’s response to these materials.  The Reporting Persons intend to engage in discussions with the Issuer, with Starboard and with other stakeholders, in order to formulate the Reporting Persons’ position with respect to the Starboard nominations.  However, based on the information made publicly available to date, the Reporting Persons believe that Starboard has made a convincing prima facie case supporting the need for continued enhancement of the Issuer’s Board, in order to ensure that management is appropriately committed to an agenda of proactive change, and believe that the Issuer can only benefit from the debate that will be generated by Starboard’s campaign.

CUSIP No. 943315101	SCHEDULE 13D	Page 9 of 14

Except as set forth herein, the Reporting Persons have no present plan or proposal that relate to or that would result in any of the matters set forth in subparagraph (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons or their affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the Board or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.        Interest in Securities of the Issuer.

(a)   The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,694,974 shares of Common Stock held for the account of ACMF, constituting approximately 5.5% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,445,754 shares of Common Stock outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,694,974 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,974 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,974 shares of Common Stock

CUSIP No. 943315101	SCHEDULE 13D	Page 10 of 14

(ii) IMGP:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,694,974 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,974 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,974 shares of Common Stock

(iii) Mr. Bajaj:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,694,974 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,974 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,974 shares of Common Stock

(iv) Mr. Symonds:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,694,974 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,974 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,974 shares of Common Stock

(v) Mr. Tesoriere:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,694,974 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,974 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,974 shares of Common Stock

CUSIP No. 943315101	SCHEDULE 13D	Page 11 of 14

(b)   By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,694,974 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as chief investment officer and managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as a managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c)   Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)   ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e)   Not applicable

ITEM 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.        Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 943315101	SCHEDULE 13D	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

CUSIP No. 943315101	SCHEDULE 13D	Page 13 of 14

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Wausau Paper Corp. dated January 23, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  January 23, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

CUSIP No. 943315101	SCHEDULE 13D	Page 14 of 14

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected during the past sixty (60) days:

Person	Date	Security	Amount of Shares Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	12/3/2013	Common	150,000	11.7305
ACMF	12/4/2013	Common	65,272	11.7515
ACMF	12/4/2013	Common	295,000	11.8322
ACMF	12/6/2013	Common	350,000	11.9999
ACMF	12/9/2013	Common	15,448	11.9975
ACMF	12/10/2013	Common	36,835	11.9994
ACMF	12/10/2013	Common	50,000	12.0000
ACMF	12/11/2013	Common	100,000	12.0000
ACMF	12/11/2013	Common	146,490	11.9971
ACMF	12/12/2013	Common	32,167	12.0182
ACMF	12/13/2013	Common	96,636	12.2335
ACMF	12/16/2013	Common	12,586	12.3617
ACMF	12/17/2013	Common	269,820	12.3699
ACMF	12/18/2013	Common	155,400	12.5159
ACMF	12/18/2013	Common	10,221	12.3945
ACMF	12/19/2013	Common	35,959	12.4968
ACMF	12/19/2013	Common	275,000	12.5000
ACMF	12/20/2013	Common	265,000	12.5000
ACMF	1/10/2014	Common	14,847	12.5606
ACMF	1/13/2014	Common	44,043	12.5933
ACMF	1/13/2014	Common	40,000	12.6000
ACMF	1/14/2014	Common	32,514	12.6998
ACMF	1/14/2014	Common	12,500	12.7000
ACMF	1/15/2014	Common	39,730	12.7477
ACMF	1/15/2014	Common	30,000	12.8000
ACMF	1/16/2014	Common	20,317	12.8475
ACMF	1/17/2014	Common	16,158	13.0068
ACMF	1/21/2014	Common	45,000	13.2393
ACMF	1/22/2014	Common	38,031	13.4294

All of the above transactions were effected on the open market.